Exhibit 99.1

Evaxion Announces Closing of $15 Million Public Offering

COPENHAGEN, Denmark, Feb. 6, 2024 (GLOBE NEWSWIRE) - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today announced the closing on February 5, 2024 of its previously announced public offering of 3,750,000 of its American Depositary Shares (“ADSs”) (or pre-funded warrants in lieu thereof) and warrants to purchase up to 3,750,000 ADSs at a combined public offering price of $4.00 per ADS (or pre-funded warrant in lieu thereof) and accompanying warrant. MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, who became an Evaxion shareholder in December 2023, participated in this offering. The warrants have an exercise price of $4.00 per ADS, are exercisable immediately upon issuance and will expire five years following the date of issuance. Each ADS represents ten ordinary shares of the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering were $15 million before deducting the placement agent's fees and other offering expenses payable by the Company. The Company intends to use the net proceeds of this offering to advance the Company’s preclinical and clinical pipeline and for continuing operating expenses and working capital.

A registration statement on Form F-1 (File No. 333-276505) relating to the securities described above has been filed with the Securities and Exchange Commission, or the SEC, and was declared effective by the SEC on February 1, 2024. The offering was made only by means of a prospectus, which is part of the effective registration statement. A final prospectus relating to the offering has been filed with the SEC. Electronic copies of the final prospectus may be obtained for free on the SEC's website located at http://www.sec.gov and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Evaxion

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Contact Information

Evaxion Biotech A/S

Christian Kanstrup

Chief Executive Officer

cka@evaxion-biotech.com

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: statements regarding the use of net proceeds from the offering; our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; market and other conditions and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the section entitled “Risk Factors” contained in the final prospectus and our other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Source: Evaxion Biotech

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